SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October 2016

Commission File Number: 001-36744

Cnova N.V.

(Translation of registrant’s name into English)

WTC Schiphol Airport

Tower D, 7th Floor

Schiphol Boulevard 273

1118 BH Schiphol

The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On October 13, 2016, Cnova N.V. (the “Company”) published a notice on its website at www.cnova.com announcing that it will hold an extraordinary general meeting of shareholders (the “Extraordinary General Meeting”) on November 24, 2016 and issued a press release announcing the publication of such notice (the “EGM Press Release”). In accordance with the requirements of Dutch law, the Extraordinary General Meeting is being convened for the following purposes: (i) to discuss with the Company’s shareholders the annual board report for the financial year 2015, which is subject to Dutch law and the Dutch Corporate Governance Code (the “2015 Board Report”); and (ii) to submit to a shareholder vote the adoption of the annual accounts for the financial year 2015 (the “2015 Annual Accounts”) and various other items relating to Dutch corporate law. As communicated by the Company through various press releases and as discussed during the annual general meeting of shareholders of the Company held on June 29, 2016 (the “AGM 2016”), the 2015 Board Report and the 2015 Annual Accounts were both finalized after the AGM 2016, prompting the Company to hold this Extraordinary General Meeting.

Copies of the EGM Press Release, the Notice of an Extraordinary General Meeting of Shareholders and the Explanatory Notes to the Agenda for the Extraordinary General Meeting are furnished herewith as Exhibits 99.1, 99.2 and 99.3, respectively. The Form of Proxy Card for Holders of Ordinary Shares, the Form of Voting Proxy for Voting Depository and the Form of Voting Proxy for Certain Registered Shareholders are also furnished herewith as Exhibits 99.4, 99.5 and 99.6, respectively. The 2015 Board Report and the 2015 Annual Accounts, including audited annual statutory financial statements as of and for the year ended December 31, 2015, were published on the Company’s website at www.cnova.com, filed with the Dutch Authority for the Financial Markets (Autoriteit Financiële Markten) and furnished to U.S. Securities and Exchange Commission on a report of foreign private issuer on Form 6-K on September 27, 2016. The 2015 Board Report, 2015 Annual Accounts, the Notice of an Extraordinary General Meeting of Shareholders, the Explanatory Notes to the Agenda for the Extraordinary General Meeting and the forms of proxy cards are available on the Company’s website at www.cnova.com.

The information contained in Exhibits 99.2 and 99.3 of this report of foreign private issuer on Form 6-K is incorporated by reference into the Company’s registration statement on Form S-8 (File No. 333-208111). Any information contained on, or that can be accessed through, the Company’s website does not constitute a part of this report of foreign private issuer on Form 6-K and is not incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOVA N.V.

Date: October 13, 2016	By:	/s/ STEVEN GEERS
	Name:	Steven Geers
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated October 13, 2016 titled “CNOVA N.V. Publishes Shareholders’ General Meeting Notice Relating to 2015 Board Report and 2015 Annual Accounts”
99.2	Notice of an Extraordinary General Meeting of Shareholders
99.3	Explanatory Notes to the Agenda for the Extraordinary General Meeting
99.4	Form of Proxy Card for Holders of Ordinary Shares
99.5	Form of Voting Proxy for Special Voting Shares
99.6	Form of Voting Proxy for Certain Registered Shareholders